BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

August 22, 2005

Item 3	Press Release

	Date of Issuance:	August 22, 2005
	Place of Issuance:	Vancouver, British Columbia

The news release was distributed through Stockwatch, Market News and CCN Matthews.

Item 4	Summary of Material Change

The Company announced that Teck Cominco has discovered new gold zones on surface at the Company’s Celt property.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Megan Cameron-Jones, Corporate Secretary
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 22nd day of August, 2005.

/s/ Megan Cameron-Jones
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration